Re: Medifast, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 000-23016
Supplemental Response dated July 9, 2007

Dear Ms. Sifford:

We have reviewed your comments on Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2006 and 10-Q for the quarter ended March 31, 2007 and our responses are attached below. Medifast is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please fax any future correspondence to my personal fax number (410) 504-8179.

Sincerely,

Michael S. McDevitt
Chief Executive Officer and Chief Financial Officer

Form 10-K filed March 16, 2007

Note 2 — Summary of Significant Accounting Policies, page 29

1.  We note numerous discrepancies in your response letter filed on July 9, 2007. For example, in your response number 9 you present revised disclosure regarding goodwill and other intangible assets. Then, in your response number 10, you provide additional draft disclosure regarding goodwill and other intangible assets but eliminate some of the words that were added in number 9. Additionally, in number 10, your draft disclosure indicates that customer lists are being amortized over a period of 5 years, while your draft disclosure in number 11 indicates that customer lists are being amortized over a period of 5 to 7 years. Please use care when filing your amendment to provide disclosure that is accurate and clear and to avoid additional comments from us.

We note your response and will exercise due professional care when filing the amended 10-K/A for the year ended December 31, 2006.

2.  We note your response to prior comment 13 in our letter dated June 19, 2007, where you state that you initially accounted for Customer List #1 as an indefinite-lived asset. It appears from your response that when you revised your policy to treat it as a 5-year asset, you considered this to he a change in an accounting estimate rather than an accounting error. We believe that your original assessment was an accounting error. It is our understanding that the customers on List #1 are people, not legal entities, and people do not have indefinite lives under any circumstances. Accordingly, restate your financial statements for 2005 and subsequent periods as necessary for this accounting error. If you believe that the adjustment would not be material, quantify the impact for us as to amounts and percentage of total assets, total operating expenses and net income for each fiscal quarter from the time of the error through the first quarter of 2007 and provide an analysis of non-qualitative factors described in SAB Topic I:N Also consider the provisions of SFAS 154 and SAB Topic 1:N.

We considered the Commissions comments and agree that revising the customer lists life represents an accounting error as defined in FASB 154 as “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.” As the accounting error is material, the Company will restate our financial statements to include the 2005 10-K, 2006 10-K, and 2007 10-Q filed May 10, 2007. Customer list #1 had a cost basis of $2,627,000 which results in amortization expense of $525,000 annually or $131,000 quarterly based on a 5-year life using the straight-line method. Customer list #1 is no longer considered impaired in 2006 as a result of the amortization expense taken in 2005. In 2006, amortization expense on customer list #1 was $650,000. This will be restated in the 2006 10-K/A to decrease amortization expense by $125,000. In Q1 of 2007, an additional $31,000 of amortization expense on customer list #1 will be reported in the restated Q1 2007 financial statements as amortization expense was originally $100,000 and it should have been $131,000. Please see comment #6 for the restated March 31, 2007 financial statements. See below for the restated financial statements, footnotes, and updated MD &A disclosures as a result of the restatement for the years ended December 31, 2005 and December 31, 2006.

10-KSB/A for the year-ended December 31, 2005

MEDIFAST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2004

	(Restated)
	2005	2004

ASSETS
Current assets:
Cash	$1,484,000	$612,000
Accounts receivable-net of allowance for doubtful accounts	984,000	1,063,000
of $100,000 and $87,000
Inventory	5,475,000	4,251,000
Investment securities	2,700,000	2,626,000
Deferred compensation	525,000	321,000
Prepaid expenses and other current assets	3,273,000	1,079,000
Current portion of deferred tax asset	-	19,000
Total current assets	14,441,000	9,971,000

Property, plant and equipment - net	9,535,000	8,698,000
Trademarks and intangibles - net	5,984,000	7,138,000
Deferred tax asset, net of current portion	100,000	91,000
Other assets	60,000	70,000

TOTAL ASSETS	$30,120,000	$25,968,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$2,263,000	$940,000
Income taxes payable	899,000	674,000
Dividends payable	-	65,000
Line of credit	633,000	369,000
Current maturities of long-term debt	561,000	458,000
Deferred tax liability - current	90,000	-
Total current liabilities	4,446,000	2,506,000

Other liabilities and deferred credits
Long-term debt, net of current portion	3,977,000	4,256,000
Deferred tax liability - non-current	-	-
Total liabilities	8,423,000	6,762,000

Stockholders' Equity:

Series B Convertible Preferred Stock; par value $1.00;
600,000 shares authorized; 0 and 300,614
shares issued and outstanding	-	301,000
Series C Convertible Preferred Stock; stated value $1.00;
1,015,000 shares authorized; 0 and 200,000 shares issued and outstanding	-	200,000
Common stock; par value $.001 per share; 20,000,000 shares authorized;
12,782,791 and 11,001,070 shares issued and outstanding	13,000	11,000
Additional paid-in capital	21,759,000	20,556,000
Accumulated other comprehensive income (loss)	282,000	(39,000)
Retained earnings (deficit)	825,000	(1,287,000)
	22,879,000	19,742,000
Less: cost of 210,902 and 78,160 shares of common stock in treasury	(1,075,000)	(536,000)
Less: Unearned compensation	(107,000)
Total stockholders' equity	21,697,000	19,206,000

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$30,120,000	$25,968,000

The accompanying notes are an integral part of these consolidated financial statements

MEDIFAST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31,

	(Restated)
	2005	2004	2003

Revenue	$40,129,000	$27,340,000	$25,379,000
Cost of sales	(10,161,000)	(6,746,000)	(6,825,000)
Gross profit	29,968,000	20,594,000	18,554,000

Selling, general, and administration	(26,419,000)	(17,590,000)	(14,956,000)

Income from operations	3,549,000	3,004,000	3,598,000

Other income (expense):
Interest expense	(317,000)	(245,000)	(150,000)
Interest income	158,000	154,000	110,000
Other income (expense)	15,000	(7,000)	-
	(144,000)	(98,000)	(40,000)

Net income before provision for income taxes	3,405,000	2,906,000	3,558,000
Provision for income taxes	(1,002,000)	(1,159,000)	(1,148,000)

Net income	2,403,000	1,747,000	2,410,000

Less: Preferred stock dividend requirement	(291,000)	(18,000)	(58,000)

Net income attributable to common shareholders	$2,112,000	$1,729,000	$2,352,000

Basic earnings per share	$0.17	$0.16	$0.25
Diluted earnings per share	$0.17	$0.14	$0.22

Weighted average shares outstanding -
Basic	12,258,734	10,832,360	9,305,731
Diluted	12,780,959	12,413,424	10,952,367

The accompanying notes are an integral part of these consolidated financial statements

MEDIFAST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
Years Ended December 31,

	(Restated)
	2005	2004	2003

Cash flows from Operating Activities:
Net income	$2,403,000	$1,747,000	$2,410,000
Adjustments to reconcile net income to net cash
provided by operating activities from operations:
Depreciation and amortization	2,266,000	1,210,000	648,000
Realized (gain) loss on investment securities	10,000	19,000	(1,000)
Common stock issued for services	150,000	93,000	207,000
Vesting of unearned compensation	15,000	-	-
Net change in other accumulated comprehensive income (loss)	321,000	(14,000)	-
Provision for bad debts	13,000	-	-
Deferred income taxes	100,000	486,000	1,138,000

Changes in Assets and Liabilities:
Decrease (increase) in accounts receivable	65,000	(422,000)	(357,000)
(Increase) in inventory	(1,225,000)	(1,263,000)	(1,729,000)
(Increase) in prepaid expenses and other current assets	(2,194,000)	(143,000)	(687,000)
(Increase) in deferred compensation	(204,000)	-	(321,000)
Decrease (increase) in other assets	10,000	(25,000)	44,000
Increase (decrease) in accounts payable and accrued expenses	1,323,000	(460,000)	525,000
Increase in income taxes payable	160,000	674,000	-
Net cash provided by operating activities	3,213,000	1,902,000	1,877,000

Cash Flows from Investing Activities:
Sale (purchase) of investment securities, net	(84,000)	1,338,000	(3,564,000)
Purchase of building	-	(566,000)	(1,823,000)
Purchase of property and equipment	(1,672,000)	(1,490,000)	(1,309,000)
Purchase of intangible assets	(276,000)	(2,792,000)	(2,458,000)
Net cash (used in) investing activities	(2,032,000)	(3,510,000)	(9,154,000)

Cash Flows from Financing Activities:
Issuance of common stock, options and warrants	66,000	7,000	6,722,000
Increase (decrease) in line of credit, net	561,000	314,000	(36,000)
Purchase of treasury stock	(452,000)	-	-
Proceeds from long-term debt	-	475,000	2,669,000
Principal repayments of long-term debt	(473,000)	(1,089,000)	(346,000)
Dividends paid on preferred stock	(11,000)	(11,000)	(45,000)
Net cash provided by (used in) financing activities	(309,000)	(304,000)	8,964,000

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	872,000	(1,912,000)	1,687,000

Cash and cash equivalents - beginning of the year	612,000	2,524,000	837,000
Cash and cash equivalents - end of year	$1,484,000	$612,000	$2,524,000

Supplemental disclosure of cash flow information:
Interest paid	$317,000	$245,000	$154,000
Income taxes	$1,983,000	$-	$-

Supplemental disclosure of non cash activity:
Conversion of preferred stock B and C to common stock	$501,000	$170,000	$835,000
Common stock for services	$150,000	$93,000	$207,000
Common stock for intangibles and fixed assets	$-	$-	$1,949,000
Conversion of debt to equity	$-	$307,000	$-
Preferred B and C Stock Dividends	$287,000	$7,000	$18,000
Line of credit converted to long-term debt	$369,000	$-	$-
Common stock issued for compensation to be earned upon vesting	$122,000	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE F - TRADEMARKS AND INTANGIBLES

	As of December 31, 2005		As of December 31, 2004

	(Restated)	(Restated)
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Customer lists	$4,356,000	$1,398,000	$4,355,000	$394,000
Non-compete agreements	840,000	566,000	840,000	248,000
Trademarks and patents	1,979,000	121,000	1,703,000	12,000
Goodwill	894,000	-	894,000	-

Total	$8,069,000	$2,085,000	$7,792,000	$654,000

Amortization expense for the years ended December 31, 2005, 2004 and 2003 was as follows:

	(Restated)
	2005	2004	2003
Customer lists	$1,004,000	$244,000	$127,000
Non-compete agreements	369,000	162,000	86,000
Trademarks and patents	58,000	-	14,000

Total trademarks and intangibles	$1,431,000	$406,000	$227,000

Amortization expense is included in selling, general and administrative expenses.

NOTE I - INCOME TAXES

Significant components of the income tax benefit for the years ended December 31 are as follows:

	(Restated)
	2005	2004	2003
Current:
Federal	$631,000	$600,000	$973,000
State	181,000	90,000	175,000
Total Current	812,000	690,000	$1,148,000
Deferred:
Federal	$157,000	$408,000	$-
State	33,000	61,000	-
Total deferred	190,000	469,000	-
Income tax expense	$1,002,000	$1,159,000	$1,148,000

A reconciliation between the provision for income taxes calculated at the U.S. federal statutory income tax rate and the consolidated income tax benefit in the consolidated statements of income for the years ended December 31 is as follows:

	(Restated)
	2005	2004	2003
Provision at the U.S. federal statutory rate	$1,102,000	$1,087,000	$973,000
State taxes, net of federal benefit	170,000	145,000	175,000
Intangible assets	(156,000)	(73,000)	-
Other temporary differences	(98,000)	-	-
Permanent differences	(16,000)	-	-
Income tax expense	$1,002,000	$1,159,000	$1,148,000

Medifast, Inc.’s deferred income taxes reflect the net tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and their bases for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows:

	(Restated)
	2005	2004
Deferred tax assets
Net operating loss carryforwards	$-	$-
Intangible assets	100,000	110,000
Accounts receivable	-	-
Inventory overhead and write downs	-	-
Section 263A	-	-
Total deferred tax assets	$100,000	$110,000

Deferred Tax Liabilities
Intangible assets		$-
Accounts receivable	(37,000)	-
Inventory overhead and write downs	(53,000)	-
Total deferred tax liabilities	$(90,000)	$-

The 2005 effective income tax rate of 29.4% differed from the federal statutory rate of 34% due to the amortization of intangible assets, timing differences for other temporary and permanent differences, and state income taxes.

NOTE R - RESTATEMENTS

The December 31, 2005 financial statements have been restated to recognize an additional $525,000 in amortization expense for a customer list acquired in December 2004. The Company originally assumed an indefinite life on the customer list. Per FASB 142, an estimated useful life for a customer list has to be assigned when the asset is placed into use. As a result, amortization expense should have commenced on January 1, 2005. Pre-tax income decreased by $525,000 from $3,930,000 to $3,405,000 for the year-ended December 31, 2005. Net income for the year ended December 31, 2005 decreased by $324,000 from $2,436,000 to $2,112,000 and retained earnings decreased from $1,149,000 to $825,000.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Selling, general and administrative (SG&A) expenses of $26,419,000 for 2005 were $8,829,000 more than the $17,590,000 in 2004, due to increased costs associated with the increased scale of the business. The Company increased its advertising and marketing expense by approximately $3.2 million to include additional print and web advertising as well as strategic testing of television advertising. Salaries and benefits increased by approximately $1.1 million, Take Shape for Life commissions increased by $1.4 million due to the sales increase in the network, office expenses increased by approximately $750,000, operating expenses increased by approximately $1 million, and other general and administrative expenses, which included items such as depreciation, amortization, charitable contributions, and property taxes increased by approximately $1.4 million.

In 2005, the Company realized a tax expense of $1,002,000, as compared to a tax expense of $1,159,000 in 2004. The decrease in tax expense is due to timing differences between book and tax purposes for intangible assets, and other temporary and permanent differences.

10-K/A for the year-ended December 31, 2006

MEDIFAST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2005

	(Restated)	(Restated)
	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$1,085,000	$1,484,000
Accounts receivable-net of allowance for doubtful accounts	448,000	984,000
of $100,000
Inventory	8,255,000	5,475,000
Investment securities	1,540,000	2,700,000
Deferred compensation	673,000	525,000
Prepaid expenses and other current assets	2,599,000	3,273,000
Note receivable - current	174,000	-
Current portion of deferred tax asset	90,000	-
Total current assets	14,864,000	14,441,000

Property, plant and equipment - net	14,020,000	9,535,000
Trademarks and intangibles - net	5,874,000	5,984,000
Deferred tax asset, net of current portion	517,000	100,000
Note receivable, net of current assets	1,355,000	-
Other assets	47,000	60,000

TOTAL ASSETS	$36,677,000	$30,120,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$2,913,000	$2,263,000
Income taxes payable	535,000	899,000
Dividends payable	-	-
Line of credit	1,256,000	633,000
Current maturities of long-term debt	548,000	561,000
Deferred tax liability - current	-	90,000
Total current liabilities	5,252,000	4,446,000

Other liabilities and deferred credits
Long-term debt, net of current portion	3,509,000	3,977,000
Deferred tax liability - non-current	-	-
Total liabilities	8,761,000	8,423,000

Stockholders' Equity:
Preferred stock, $.001 par value (1,500,000 authorized, no shares issued and outstanding)	-	-
Common stock; par value $.001 per share; 20,000,000 shares authorized;
13,631,898 and 12,782,791 shares issued and outstanding	14,000	13,000
Additional paid-in capital	26,629,000	21,759,000
Accumulated other comprehensive income	334,000	282,000
Retained earnings	5,981,000	825,000
	32,958,000	22,879,000
Less: cost of 249,184 and 210,902 shares of common stock in treasury	(1,686,000)	(1,075,000)
Less: Unearned compensation	(3,356,000)	(107,000)
Total stockholders' equity	27,916,000	21,697,000

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$36,677,000	$30,120,000

The accompanying notes are an integral part of these consolidated financial statements

MEDIFAST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	(Restated)	(Restated)
	2006	2005	2004

Revenue	$74,086,000	$40,129,000	$27,340,000
Cost of sales	(18,237,000)	(10,161,000)	(6,746,000)
Gross profit	55,849,000	29,968,000	20,594,000

Selling, general, and administration	(48,468,000)	(26,419,000)	(17,590,000)

Income from operations	7,381,000	3,549,000	3,004,000

Other income (expense):
Interest expense	(369,000)	(317,000)	(245,000)
Interest income	175,000	158,000	154,000
Other income (expense)	276,000	15,000	(7,000)
	82,000	(144,000)	(98,000)

Income before provision for income taxes	7,463,000	3,405,000	2,906,000
Provision for income taxes	(2,307,000)	(1,002,000)	(1,159,000)

Net income	5,156,000	2,403,000	1,747,000

Less: Preferred stock dividend requirement	-	(291,000)	(18,000)

Net income attributable to common shareholders	$5,156,000	$2,112,000	$1,729,000

Basic earnings per share	$0.41	$0.17	$0.16
Diluted earnings per share	$0.38	$0.17	$0.14

Weighted average shares outstanding -
Basic	12,699,066	12,258,734	10,832,360
Diluted	13,482,894	12,780,959	12,413,424

The accompanying notes are an integral part of these consolidated financial statements

MEDIFAST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
Years Ended December 31,

	(Restated)	(Restated)
	2006	2005	2004

Cash flows from Operating Activities:
Net income	$5,156,000	$2,403,000	$1,747,000
Adjustments to reconcile net income to net cash
provided by operating activities from operations:
Depreciation and amortization	2,271,000	2,266,000	1,210,000
Realized (gain) loss on investment securities	(79,000)	10,000	19,000
Loss on sale of Consumer Choice Systems	323,000	-	-
Common stock issued for services	86,000	150,000	93,000
Vesting of unearned compensation	509,000	15,000	-
Stock options vested during year	40,000	-	-
Excess tax benefits from share-based payment arrangements	16,000	-	-
Net change in other accumulated comprehensive income (loss)	52,000	321,000	(14,000)
Provision for bad debts	-	13,000	-
Deferred income taxes	(597,000)	100,000	486,000

Changes in Assets and Liabilities:
Decrease (increase) in accounts receivable	379,000	65,000	(422,000)
(Increase) in inventory	(3,138,000)	(1,225,000)	(1,263,000)
(Increase) decrease in prepaid expenses and other current assets	675,000	(2,194,000)	(143,000)
(Increase) in deferred compensation	(148,000)	(204,000)	-
Decrease (increase) in other assets	13,000	10,000	(25,000)
Increase (decrease) in accounts payable and accrued expenses	651,000	1,323,000	(460,000)
Increase (decrease) in income taxes payable	(364,000)	160,000	674,000
Net cash provided by operating activities	5,845,000	3,213,000	1,902,000

Cash Flows from Investing Activities:
Sale (purchase) of investment securities, net	1,237,000	(84,000)	1,338,000
Purchase of building	-	-	(566,000)
Purchase of property and equipment	(5,557,000)	(1,672,000)	(1,490,000)
Purchase of intangible assets	(2,427,000)	(276,000)	(2,792,000)
Net cash (used in) investing activities	(6,747,000)	(2,032,000)	(3,510,000)

Cash Flows from Financing Activities:
Issuance of common stock, options and warrants	795,000	66,000	7,000
Increase in line of credit, net	623,000	561,000	314,000
Excess tax benefits from share-based payment arrangements	(14,000)	-	-
Purchase of treasury stock	(420,000)	(452,000)	-
Proceeds from long-term debt	-	-	475,000
Principal repayments of long-term debt	(481,000)	(473,000)	(1,089,000)
Dividends paid on preferred stock	-	(11,000)	(11,000)
Net cash provided by (used in) financing activities	503,000	(309,000)	(304,000)

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(399,000)	872,000	(1,912,000)

Cash and cash equivalents - beginning of the year	1,484,000	612,000	2,524,000
Cash and cash equivalents - end of year	$1,085,000	$1,484,000	$612,000

Supplemental disclosure of cash flow information:
Interest paid	$369,000	$317,000	$245,000
Income taxes	$3,403,000	$1,983,000	$-

Supplemental disclosure of non cash activity:
Common stock issued to executives over 6-year vesting period	$3,373,000	$-	$-
Common shares issued for options and warrants	$591,000	$-	$-
Options vested during period	$40,000	$-	$-
Conversion of preferred stock B and C to common stock	$-	$501,000	$170,000
Common stock for services	$86,000	$150,000	$93,000
Conversion of debt to equity	$-	$-	$307,000
Preferred B and C Stock Dividends	$-	$287,000	$7,000
Line of credit converted to long-term debt	$-	$369,000	$-
Common stock issued for compensation to be earned upon vesting	$-	$122,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

7. TRADEMARKS AND INTANGIBLES

	As of December 31, 2006		As of December 31, 2005
	(Restated)	(Restated)	(Restated)	(Restated)
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Customer lists	$5,587,000	$1,969,000	$4,356,000	$1,398,000
Non-compete agreements	840,000	840,000	840,000	566,000
Trademarks, patents, and copyrights
finite life	1,557,000	210,000	920,000	121,000
infinite life	909,000	-	1,059,000	-
Goodwill	-		894,000	-

Total	$8,893,000	$3,019,000	$8,069,000	$2,085,000

Amortization expense for the years ended December 31, 2006, 2005 and 2004 was as follows:

	(Restated)	(Restated)
	2006	2005	2004
Customer lists	$774,000	$1,004,000	$244,000
Non-compete agreements	273,000	369,000	162,000
Trademarks, patents, and copyrights	152,000	58,000	-

Total trademarks and intangibles	$1,199,000	$1,431,000	$406,000

On January 17, 2006 the Consumer Choice Systems division of the Company was sold which included the sale of $1,601,000 in gross intangible assets and $265,000 in accumulated amortization.

10. INCOME TAXES

Significant components of the income tax benefit for the years ended December 31 are as follows:

	(Restated)	(Restated)
	2006	2005	2004
Current:
Federal	$1,073,000	$631,000	$600,000
State	327,000	181,000	90,000
Total Current	$1,400,000	$812,000	$690,000
Deferred:
Federal	$786,000	$157,000	$408,000
State	121,000	33,000	61,000
Total deferred	907,000	190,000	469,000
Income tax expense	$2,307,000	$1,002,000	$1,159,000

A reconciliation between the provision for income taxes calculated at the U.S. federal statutory income tax rate and the consolidated income tax benefit in the consolidated statements of income for the years ended December 31 is as follows:

	(Restated)	(Restated)
	2006	2005	2004
Provision at the U.S. federal statutory rate	$2,537,000	$1,102,000	$1,087,000
State taxes, net of federal benefit	371,000	170,000	145,000
Intangible assets	(297,000)	(156,000)	(73,000)
Other temporary differences	-	(98,000)	-
Cost segregation study	(275,000)	-	-
Permanent differences	(29,000)	(16,000)	-
Income tax expense	$2,307,000	$1,002,000	$1,159,000

Medifast, Inc.’s deferred income taxes reflect the net tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and their bases for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows:

	(Restated)	(Restated)
	2006	2005
Deferred tax assets
Intangible assets	$480,000	$100,000
Accounts receivable	37,000	-
Inventory overhead and write downs	49,000	-
Deferred compensation	41,000	-
Total deferred tax assets	$607,000	$100,000

Deferred Tax Liabilities
Intangible assets	$-
Accounts receivable	-	(37,000)
Inventory overhead and write downs	-	(53,000)
Total deferred tax liabilities	$-	$(90,000)

The 2006 effective income tax rate of 30.9% differed from the federal statutory rate of 34% due to the amortization of intangible assets, a cost segregation study performed on fixed assets, as well as timing differences for other temporary and permanent differences, and state income taxes.

The 2005 effective income tax rate of 29.4% differed from the federal statutory rate of 34% due to the amortization of intangible assets, timing differences for other temporary and permanent differences, and state income taxes.

16. RESTATEMENT

The December 31, 2005 financial statements have been restated to recognize an additional $525,000 in amortization expense for a customer list acquired in December 2004. The Company originally assumed an indefinite life on the customer list. Per FASB 142, an estimated useful life for a customer list has to be assigned when the asset is placed into use. As a result, amortization expense should have commenced on January 1, 2005. Pre-tax income decreased by $525,000 from $3,930,000 to $3,405,000 for the year-ended December 31, 2005. Net income for the year ended December 31, 2005 decreased by $324,000 from $2,436,000 to $2,112,000 and retained earnings decreased from $1,149,000 to $825,000.

The December 31, 2006 financial statements have been restated to decrease amortization expense on customer lists by $125,000. Pre-tax income increased by $125,000 from $7,338,000 to $7,463,000 for the year-ended December 31, 2006. Net income for the year ended December 31, 2006 increased by $74,000 from $5,082,000 to $5,156,000 and retained earnings increased from $5,907,000 to $5,981,000.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Aside from the increase in advertising expense, selling, general, and administrative expenses increased by approximately $11.5 million. A few major expense categories attributed to the majority of the increase in expenses and were all directly related to our dramatic sales growth in 2006. Salaries and benefits increased by $3 million to support the 85% increase in sales. In addition, Take Shape for Life sales increased by 46% year-over-year which led to increased commission expense of $3.4 million that is completely variable in relation to sales growth. Another variable expense that rose by $800,000 with our sales growth was credit card processing fees. Currently, over 95% of the Company’s transactions are processed via credit card. Additional increases included an increase in office expense of $800,000, an increase in operating costs of $300,000, and an increase in sales expense of $400,000. Other expenses increased by $1.8 million, which included items such as depreciation, amortization, stock compensation expense, charitable contributions, and property taxes. To handle increased call volume, the Company began using an outsourced call center in April of 2006 which led to $1 million in additional expense as compared to prior year.

Income taxes: In the third quarter of 2006, the Company had a $1 million federal tax refund receivable. A portion of this refund was factored into the Company’s income tax provision, which lowered the estimated tax rate for 2006. In 2006, the Company recorded $2.3 million in income tax expense, which represents an annual effective rate of 31%. In 2005, we recorded income tax expense of $1 million, which reflected an estimated annual effective tax rate of 29.4%. The Company anticipates a tax rate of approximately 36-39% in 2007. The benefit the Company received in 2006 from a large income tax refund receivable as a result a cost segregation study performed on our fixed assets is not expected to benefit future periods.

3. With regard to prior comment 13 in our letter dated June 19, 2007, tell us why you have failed to provide the converted-to-sale percentage for Customer Lists 3, 4 and 5, as we had requested. We note that you write "N/A" for each of these lists for each year in your response but do not explain why these figures are not applicable or not available. Also provide us a schedule showing, for each customer list separately, the cost of the asset, the amortization expense and impairment by year since acquisition, and the related revenues derived from the asset each year.

We caution you that if your historical experience indicates that a 5-year life is not reasonable for customer lists, we would expect that lives assigned to new and existing lists would be shorter. Additionally, we would expect that if your experience demonstrates that customer lists are more valuable in the first year than in subsequent years, your amortization method would reflect this for other lists as well. We note that you impaired List 1 in its second year, but you continued to believe that List 2 should be amortized straight-line over 5 years.

In prior comment 13, the converted-to-sale percentage was not provided on customer lists #3, #4, and #5 as they don’t relate to direct mailing and e-mail remarketing campaigns. We only use the converted-to-sale percentage as a key metric to assess the effectiveness of customer list #1 and customer list #2 as is common in the direct response marketing industry. Customer lists #3, #4, and #5 as described in previous comment 13 relate to customer lists acquired in previous business acquisitions. These lists, along with customer lists #1 and #2, are tested in the fourth quarter for impairment annually by comparing the undiscounted net cash flows associated with the related asset, over their remaining lives, in comparison to their respective carrying amounts. Please see the spreadsheet below for the revenue derived on an annual basis from each customer list. We acknowledge the Commissions comment in regards to using our historical experience in determining useful lives on current and future customer lists. At this time, our impairment testing has shown a 5-year life to be acceptable for our customer lists. As direct mailing and e-mail marketing is a newer form of advertising for the Company, we will continue to monitor customer lists #1 and #2 closely to ensure that the 5-year life is reasonable. At this time, the annual revenue derived from the lists in comparison to the carrying value supports the current amortization period and method of amortization.

The schedule below shows the cost, amortization expense, impairment, and revenues derived from our 5 customer lists. As discussed in comment #2 above, amortization expense on Customer List #1 has been restated to correct the accounting error for the years ended December 31, 2005, December 31, 2006, and for the quarter ended March 31, 2007. The tables are as follows:

				Amort.	Amort.	Amort.	Amort.	Impair.	Amort.	Impair.	NBV
		Cost	Life	2002	2003	2004	2005	2005	2006	2006	12/31/2006
Customer List 1	12/04	2,627,000	60				-		300,000	350,000	1,977,000
Customer List 2	12/06	1,583,000	60				-		-		1,583,000
Customer List 3	12/03	150,000	36			30,000	30,000	60,000	30,000		-
Customer List 4	10/02	477,000	84	23,000	68,000	68,000	68,000		68,000		182,000
Customer List 5	11/03	750,000	60		25,000	150,000	150,000		150,000		275,000
		5,587,000
				23,000	93,000	248,000	248,000	60,000	548,000	350,000	4,017,000

				AS RESTATED

				Amort.	Amort.	Amort.	Amort.	Impair.	Amort.	Impair.	NBV
				2002	2003	2004	2005	2005	2006	2006	12/31/2006
Customer List 1	12/04	2,627,000	60				525,000		525,000		1,577,000
Customer List 2	12/06	1,583,000	60				-		-		1,583,000
Customer List 3	12/03	150,000	36			30,000	30,000	60,000	30,000		-
Customer List 4	10/02	477,000	84	23,000	68,000	68,000	68,000		68,000		182,000
Customer List 5	11/03	750,000	60		25,000	150,000	150,000		150,000		275,000
		5,587,000
				23,000	93,000	248,000	773,000	60,000	773,000	-	3,617,000

				Revenues from Customer List

				2002	2003	2004	2005	2006
Customer List 1	12/04	2,627,000	60				2,784,000	2,386,000

Customer List 2	12/06	1,583,000	60

Customer List 3	12/03	150,000	36			126,000	34,000	19,000

Customer List 4	10/02	477,000	84		7,332,000	4,892,000	3,940,000	4,549,000

Customer List 5	11/03	750,000	60			1,160,000	1,073,000	815,000
		5,587,000

4. Upon amendment, revise your MD&A to discuss the $350,000 impairment charge for Customer List #1 which you tell us that you recorded in the first quarter of 2006. We note that this sum is equal to nearly 7% of your reported 2006 net income. We also note that in the first quarter of 2006, it was equal to nearly 21% of net income. It reduced operating profits by 10%, and discussions of the impairment were likewise omitted from your MD&A.

In comment #2 above, the Company restated its financial statements as a result of an accounting error. Having restated the error to recognize $525,000 in amortization expense on customer list #1 for the year ended December 31, 2005, we no longer consider the customer list to be impaired in the first quarter of 2006. Please see the revenues attributed to customer list #1 in relation to its carrying value for the year-ended December 31, 2006 on the table in comment #3 to support our decision.

Please see comment #6 below for the restated March 31, 2006 financial statements and intangible asset footnote. Originally, customer list #1 was impaired for $350,000 in the first quarter. However, the Company will now restate the financial statements to include the correct amortization expense amount of $131,000 which results in a $219,000 decrease in amortization expense for the quarter-ended March 31, 2006.

Form 10-Q filed May 10, 2007

General

5. We note your responses to prior comments 16, 17 and 19 in our letter dated June

19, 2007. Complying prospectively will not he sufficient, and it will be necessary for you to amend your Form 1 0-Q filed May 10, 2007, as quickly as possible after your Form 10-K amendment is filed. In your next response, provide your draft disclosure in response to prior comment 19.

We note your comment and will amend our Form 10-Q filed on May 10, 2007 to include responses to prior comments 16, 17, and 19. Please find our response to prior comment 19:

Overall, selling, general and administrative expenses increased by $1,662,000 in the first quarter of 2007 as compared to the first three months of 2006. The majority of the increase was due to advertising expense increasing by approximately $1.3 million as compared to the prior year. In prior year, the advertising proved more cost-effective due to a substantial editorial placement in a major consumer publication at no cost to the Company. Personnel expenses increased by approximately $400,000 compared to prior year as the Company hired additional expertise in critical areas in order to assist in future growth. This primarily includes IT, nutrition and product development, marketing, and Take Shape for Life. Take Shape commission expense, which is completely variable, in relation to sales, increased by approximately $100,000. Stock compensation expense increased by $208,000 as stock awards vested over 5 and 6 year terms for executives. The expense increases were offset by a decrease in office expense of approximately $50,000, a decrease in other expense, which includes items such as depreciation, amortization, bank charges, charitable contributions, and property taxes, of approximately $50,000 and the absence of a $323,000 loss resulting from the sale of the Consumer Choice Systems division in the first quarter of 2006.

Income taxes: For the first three months of 2007, we recorded $530,000 in income tax expense, which represents an annual effective rate of 28%. For the first three months of 2006, we recorded income tax expense of $1 million which reflected an estimated annual effective tax rate of 34%. The Company anticipates a tax rate of approximately 36-38% in 2007.

Net income: Net income was $1.4 million in the first three months of 2007 as compared to $2 million in the first three months of 2006, which reflected a decrease of $600,000, or 30%. The decrease in first quarter 2007 profit is primarily the result of an editorial placement in a major consumer magazine in the first quarter of 2006 which resulted in a material increase in sales and profits.

Note 4 — Goodwill and Other Intangible Assets, page 7

6. We note your response to prior comment 18 in our letter dated June 19, 2007.

Since the use of Customer List #2 began in the second month of the quarter, amortization expense should have been recorded according to your best estimate of asset life at that time for the second and third months of the quarter. Restate your financial statements and revise related disclosure accordingly.

We have restated our financial statements for the quarter-ended March 31, 2007 to include two months of amortization expense on Customer List #2. Customer list #2 had an original cost of $1,583,000 and will be amortized over 5 years straight-line. This results in amortization expense of $53,000 for February and March of 2007. In addition, $31,000 of additional amortization expense on Customer List #1 will be reported on the restated financial statements. Amortization expense of $100,000 was taken on Customer List #1 for the quarter-ended March 31, 2007, however, the correct amortization expense based on the original cost of $2,627,000 over a 5 year life using straight-line amortization should have been $131,000 resulting in the $31,000 difference. Please find the restated 2007 financial statements below. In addition, amortization expense for the period ended March 31, 2006 has been restated as described in comment #4 above. The updated March 31, 2007 MD&A is provided in comment #5 above.

MEDIFAST, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)
ASSETS
Current assets:	(Restated)	(Restated)
Cash	$1,857,000	$1,085,000
Accounts receivable-net of allowance for doubtful accounts of $100,000	525,000	448,000
Inventory	8,707,000	8,255,000
Investment securities	1,414,000	1,540,000
Deferred compensation	798,000	673,000
Prepaid expenses and other current assets	3,483,000	2,599,000
Note receivable - current	174,000	174,000
Deferred tax asset	92,000	90,000
Total Current Assets	17,050,000	14,864,000

Property, plant and equipment - net	14,575,000	14,020,000
Trademarks and intangibles - net	5,817,000	5,874,000
Deferred tax asset, net of current portion	603,000	517,000
Note receivable, net of current portion	1,314,000	1,355,000
Other assets	53,000	47,000

TOTAL ASSETS	$39,412,000	$36,677,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$3,615,000	$2,913,000
Income taxes payable	689,000	535,000
Line of credit	1,906,000	1,256,000
Current maturities of long-term debt	528,000	548,000
Total current liabilities	6,738,000	5,252,000

Long-term debt, net of current portion	3,392,000	3,509,000
Total Liabilities	10,130,000	8,761,000

Stockholders' Equity:

Common stock; par value $.001 per share; 20,000,000 authorized;
13,643,998 and 12,782,791 shares issued and outstanding, respectively	14,000	14,000
Additional paid-in capital	26,752,000	26,629,000
Accumulated other comprehensive income	348,000	334,000
Retained Earnings	7,354,000	5,981,000
	34,468,000	32,958,000

Less: cost of 274,184 and 210,902 shares of common stock in treasury	(1,994,000)	(1,686,000)
Less: unearned compensation	(3,192,000)	(3,356,000)
Total Stockholders' Equity	29,282,000	27,916,000

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$39,412,000	$36,677,000

MEDIFAST, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended March 31,
	(Restated)	(Restated)
	2007	2006
	(Unaudited)	(Unaudited)

Revenue	$20,089,000	$19,183,000
Cost of sales	5,058,000	4,778,000
Gross Profit	15,031,000	14,405,000

Selling, general, and administration	13,117,000	11,455,000

Income from operations	1,914,000	2,950,000

Other income/(expense)
Interest expense	(95,000)	(89,000)
Interest income	33,000	98,000
Other expense	51,000	79,000
	(11,000)	88,000

Net income before provision for income taxes	1,903,000	3,038,000
Provision for income tax (expense)	(530,000)	(1,037,000)

Net income	1,373,000	2,001,000

Basic earnings per share	$0.11	$0.15
Diluted earnings per share	$0.10	$0.15

Weighted average shares outstanding -
Basic	12,899,543	12,965,518
Diluted	13,690,788	13,474,411

MEDIFAST, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	(Restated)	(Restated)
	2007	2006
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$1,373,000	$1,694,000
Adjustments to reconcile net income to net cash
provided by operating activities from
continuing operations:
Depreciation and amortization	786,000	759,000
Realized (gain) loss on investment securities	32,000	(19,000)
Loss on sale of Consumer Choice Systems	-	323,000
Common stock issued for services	21,000	33,000
Stock options vested during period	77,000	18,000
Excess tax benefits from share-based payment arrangements	30,000	(6,000)
Vesting of unearned compensation	164,000	15,000
Net change in other comprehensive (loss) income	14,000	(55,000)
Deferred income taxes	(88,000)	(262,000)

Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(76,000)	79,000
(Increase) decrease in inventory	(452,000)	46,000
(Increase) decrease in prepaid expenses & other current assets	(885,000)	835,000
(Increase) in deferred compensation	(125,000)	(102,000)
Decrease in other assets	(6,000)	(1,000)
Increase in accounts payable and accrued expenses	701,000	652,000
(Decrease) in deferred tax liability	-	(191,000)
Increase (decrease) in income taxes payable	154,000	(416,000)
Net cash provided by operating activities	1,720,000	3,402,000

Cash Flow from Investing Activities:
(Purchase) sale of investment securities, net	97,000	(44,000)
(Purchase) of property and equipment	(1,044,000)	(763,000)
(Purchase) of intangible assets	(240,000)	(150,000)
Net cash (used in) investing activities	(1,187,000)	(957,000)

Cash Flow from Financing Activities:
Issuance of common stock, options and warrants	24,000	13,000
(Repayment) of long-term debt, net	(137,000)	(155,000)
Increase in line of credit	650,000	-
Decrease in note receivable	41,000	-
Excess tax benefits from share-based payment arrangements	(30,000)	6,000
(Purchase) of treasury stock	(309,000)	-
Net cash provided by (used in) financing activities	239,000	(136,000)

NET INCREASE IN CASH AND
CASH EQUIVALENTS	772,000	2,309,000

Cash and cash equivalents - beginning of the period	1,085,000	1,484,000

Cash and cash equivalents - end of period	$1,857,000	$3,793,000

Supplemental disclosure of cash flow information:
Interest paid	$95,000	$89,000
Income taxes	$464,000	$1,231,000

Supplemental disclosure of non cash activity:
Common stock issued to executives over 6-year vesting period	$-	$3,373,000
Common shares issued for options and warrants	$-	$384,000
Options vested during period	$77,000	$18,000
Common stock issued for services	$21,000	$33,000
Line of credit converted to long-term debt	$-	$369,000

See accompanying notes to condensed consolidated financial statements.

	As of March 31, 2007		As of December 31, 2006
	(Restated)	(Restated)	(Restated)	(Restated)
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Customer lists	$5,791,000	$2,207,000	$5,587,000	$1,969,000
Non-compete agreements	840,000	840,000	840,000	840,000
Trademarks, patents, and copyrights
finite life	1,592,000	268,000	1,557,000	210,000
infinite life	909,000		909,000
Total	$9,132,000	$3,315,000	$8,893,000	$3,019,000

Amortization expense for the three months ended March 31, 2007 and 2006 was as follows:

	(Restated)	(Restated)
	2007	2006
Customer lists	$239,000	193,000
Non-compete agreements	-	97,000
Trademarks and patents	58,000	27,000

Total Trademarks and Intangibles	$297,000	$317,000

Amortization expense is included in selling, general and administrative expenses.

12. Restatements

The March 31, 2006 financial statements have been restated to decrease amortization expense on customer lists by $219,000. Pre-tax income increased by $219,000 for the quarter-ended March 31, 2006 from $2,819,000 to $3,038,000. Net income for the quarter-ended March 31, 2006 increased by $307,000 from $1,694,000 to $2,001,000 and retained earnings increased from $2,519,000 to $2,826,000.

The March 31, 2007 financial statements have been restated to increase amortization expense on customer lists by $84,000. Pre-tax income increased by $84,000 for the quarter-ended March 31, 2007 from $1,987,000 to $1,903,000. Net income for the quarter-ended March 31, 2007 decreased by $49,000 from $1,422,000 to $1,373,000 and retained earnings decreased from $7,403,000 to $7,354,000.

All of the above restatements are ready to be filed with the Securities and Exchange Commission upon final review and approval by the Commission. Our second quarter financial statements to be filed on August 9, 2007 will incorporate all the changes resulting from the restatements contained herein.